SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Birks & Mayors Inc.

(Name of Issuer)

Class A Voting Shares

(Title of Class of Securities)

090881103

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 090881103	13G	Page 2 of 12 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) MONTROVEST B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 7,717,970
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 7,717,970

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.50%
12	TYPE OF REPORTING PERSON CO

Cusip No. 090881103	13G	Page 3 of 12 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) GOLDFISH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 7,717,970
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 7,717,970

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.50%
12	TYPE OF REPORTING PERSON OO

Cusip No. 090881103	13G	Page 4 of 12 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ROHAN PRIVATE TRUST COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 7,717,970
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 7,717,970

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.50%
12	TYPE OF REPORTING PERSON CO

Cusip No. 090881103	13G	Page 5 of 12 Pages

Item 1.	(a)	Name of Issuer:

Birks & Mayors Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1240 Phillips Square, Montreal, Quebec, H3B 3H4 Canada

Item 2.	(a)	Name of Person Filing:

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.      Montrovest B.V. (“Montrovest”), a corporation incorporated under the laws of The Netherlands;

2.      Goldfish Trust (“Goldfish Trust”), a trust established under the laws of Cayman Islands; and

3.      Rohan Private Trust Company Limited (“Rohan”), a corporation incorporated under the laws of Bermuda.

Item 2	(b)	Address of Principal Business Office:

The addresses of the Reporting Persons are as follows:

1.      Montrovest’s principal business address and principal office is 1076 AZ Amsterdam, Locatellikade 1, The Netherlands;

2.      Goldfish Trust’s business address is c/o Bermuda Trust Company Ltd., Compass Point, 9 Bermudiana Road, Hamilton, HM 11, Bermuda; and

3.      Rohan’s business address is c/o Bermuda Trust Company Ltd., Compass Point, 9 Bermudiana Road, Hamilton, HM 11, Bermuda.

Item 2	(c)	Citizenship:

Montrovest is a corporation incorporated under the laws of The Netherlands.

Goldfish Trust is a trust established under the laws of Cayman Islands.

Rohan is a corporation incorporated under the laws of Bermuda.

Item 2	(d)	Title of Class of Securities:

Class A Voting Shares

Item 2	(e)	CUSIP Number:

090881103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Cusip No. 090881103	13G	Page 6 of 12 Pages

Item 4.	Ownership.

Based on the most recent information available, the aggregate number and percentage of the Class A Voting Shares (the “Shares”) of Birks & Mayors Inc. (“Birks”) that are beneficially owned by each of the Reporting Persons is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference. The Shares beneficially owned by Montrovest, Goldfish Trust and Rohan represent 7,717,970 Birks Class B Multiple Voting Shares convertible into 7,717,970 Shares directly owned by Montrovest. On May 31, 2007, Montrovest acquired 6,118,384 Birks Class B Multiple Voting Shares formerly held by its subsidiary Iniziativa S.A. and on June 4, 2007 Montrovest acquired 1,599,586 Birks Class B Multiple Voting Shares formerly held by its subsidiary Montrolux S.A.

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Shares reported as beneficially owned include Shares issuable upon conversion of Class B Multiple Voting Shares of Birks.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by Montrovest, Goldfish Trust or Rohan that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Cusip No. 090881103	13G	Page 7 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	Montrovest B.V.

	By:	/s/ Filippo Recami
	Name:	Filippo Recami
	Title:	Managing Director

Cusip No. 090881103	13G	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	Rohan Private Trust Company Limited For and on behalf of Goldfish Trust

	By:	/s/ Lorenzo Rossi di Montelera
	Name:	Lorenzo Rossi di Montelera
	Title:	Director

	By:	/s/ Lauretta Stoneham
	Name:	Lauretta Stoneham
	Title:	Director

Cusip No. 090881103	13G	Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	Rohan Private Trust Company Limited

	By:	/s/ Lorenzo Rossi di Montelera
	Name:	Lorenzo Rossi di Montelera
	Title:	Director

	By:	/s/ Lauretta Stoneham
	Name:	Lauretta Stoneham
	Title:	Director

Cusip No. 090881103	13G	Page 10 of 12 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement dated as of February 13, 2008 among Montrovest B.V., Goldfish Trust and Rohan Private Trust Company Limited.

EXHIBIT 1

CUSIP No. 090881103

AGREEMENT CONCERNING JOINT FILING

OF SCHEDULE 13G

The undersigned agree as follows:

(i) each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 13, 2008

MONTROVEST B.V.

By:	/s/ Filippo Recami
Name:	Filippo Recami
Title:	Managing Director

ROHAN PRIVATE TRUST COMPANY LIMITED For and on behalf of GOLDFISH TRUST

By:	/s/ Lorenzo Rossi di Montelera
Name:	Lorenzo Rossi di Montelera
Title:	Director

By:	/s/ Lauretta Stoneham
Name:	Lauretta Stoneham
Title:	Director

ROHAN PRIVATE TRUST COMPANY LIMITED

By:	/s/ Lorenzo Rossi di Montelera
Name:	Lorenzo Rossi di Montelera
Title:	Director

By:	/s/ Lauretta Stoneham
Name:	Lauretta Stoneham
Title:	Director